Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(AMOUNTS IN CANADIAN DOLLARS)

MAY 11, 2012

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.  Northcore’s portfolio companies include Envision Online Media Inc. (“Envision”), a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC (“GE Asset Manager” or “GEAM”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).  The principal and registered office of the Company is located at 302 The East Mall, Suite 300, Toronto, Ontario, Canada, M9B 6C7.

This Management’s Discussion and Analysis (MD&A) for Northcore should be read with the unaudited condensed interim consolidated financial statements for the period ended March 31, 2012, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2011.  This document was approved by the Board of Directors on May 11, 2012.

DEVELOPMENTS IN THE FIRST QUARTER OF 2012

Northcore accomplished the following activities in the period:

•	Acquired Envision Online Media Inc., an Ottawa based Content Management specialist;
•	Appointed Paul Godin to role of Chairman of the Board of Directors;
•	Filed additional patents to support the proprietary implementation of Viral Accelerators to expand the scope of the Company’s existing patents in the delivery of online Dutch Auctions;
•	Entered into an agreement with a new Social Commerce client;
•	Renewed a hosting contract with a key enterprise client and one of the 10 largest companies in North America;
•	Designed and deployed a back end server platform to support the "Intelligent Agent" initiative for a major strategic partner;
•	Implemented a series of major enhancements into a customer deployment of Asset Seller liquidation platform; and
•	Hired a new account executive to focus on enterprise level business opportunities.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the OTC Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

RESULTS OF OPERATIONS

Comparison of the Quarters Ended March 31, 2012 and March 31, 2011

This section compares the unaudited consolidated financial results for the three months ended March 31, 2012 and March 31, 2011 and analyzes significant changes in the consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Overview:  Northcore reported an Operational EBITDA loss of $356,000 for the first quarter of 2012, an improvement of $48,000 or 12 percent from the Operational EBITDA loss of $404,000 reported for the same quarter of 2011.  An increase in revenues contributed to the reduction in Operational EBITDA loss during the quarter.

Our loss for the first quarter of 2012 was $735,000, a loss of $0.003 per share, compared to a loss of $574,000 or $0.003 per share, for the same quarter of 2011.  The increase in loss was attributed primarily to non-cash stock-based compensation, partially offset by higher revenues and lower interest expense.

Revenues:  Revenues are comprised of services (application development activities, social commerce solutions, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees.

Revenues increased by $47,000 or 26 percent, to $230,000 for the quarter ended March 31, 2012, from $183,000 for the quarter ended March 31, 2011.  The growth in revenues was attributed primarily to the increase in services revenues in connection with the implementation of social commerce solutions for clients.

Income from GE Asset Manager, LLC:  Income is derived from using the equity method of accounting to record the Investment in GE Asset Manager.

Income from investments decreased by $17,000 or 49 percent, to $18,000 for the quarter ended March 31, 2012, from $35,000 for the same period of 2011.  The decrease was due to lower earnings reported by the joint venture during the period.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses increased by $64,000 or 17 percent, to $436,000 for the quarter ended March 31, 2012, as compared to $372,000 for the quarter ended March 31, 2011.  The increase was attributed primarily to consulting and legal fees in connection with the acquisition of Envision and the filing of a series of patents related to the effective monetization of assets through new methods of Social Commerce.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services.  These costs amounted to $166,000 for the quarter ended March 31, 2012, as compared to $181,000 for the same quarter of 2011, a decrease of $15,000 or eight percent.  The decrease in costs was due to capitalizing direct costs in connection with the development and enhancements made to the Group Purchase Platform.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended March 31, 2012, sales and marketing costs amounted to $27,000, as compared to $69,000 for the quarter ended March 31, 2011, a decrease of $42,000 or 61 percent.  In 2011, we engaged a sales executive in Europe to explore new business opportunities.  This contract expired at the end of 2011 resulting in lower sales and marketing costs for the quarter.

Stock-based Compensation: For the quarter ended March 31, 2012, stock-based compensation expense amounted to $343,000, an increase of $260,000 from the $83,000 recorded during the same period of 2011.  The increase was due to the vesting of stock options, which were higher in the first quarter of 2012.

Depreciation: Depreciation expense was $11,000 for the quarter ended March 31, 2012, slightly higher than $6,000 recorded for the quarter ended March 31, 2011.  The increase was due to depreciating assets that were acquired during 2011.

Interest Expense:  Interest expense was $nil for the quarter ended March 31, 2012, compared to $81,000 for the same quarter of 2011.  The decrease in interest expense was due to the Company extinguishing all secured notes and demand loans during 2011.   The interest expense for 2011 included a cash interest expense of $45,000 and a non-cash accretion interest expense of $36,000 related to the Series L and N secured subordinated notes.

Cash Flows from Operating Activities:  Operating activities resulted in cash outflows of $197,000 for the first quarter of 2012, as compared to cash outflows of $392,000 for the first quarter of 2011. The improvement in cash outflows from operating activities was due to the increase in non-cash operating working capital as detailed in Note 11 of the unaudited condensed interim consolidated financial statements.

Cash Flows from Investing Activities:  Investing activities resulted in cash outflows of $107,000 during the first quarter of 2012, as compared to cash inflows of $50,000 for the same period of 2011.  The acquisition of Envision and Kahootkids during the quarter resulted in the cash outflows, partially offset by cash distribution of $22,000 from the investment in GEAM.  Cash inflows during the first quarter of 2011 were the result of cash distribution of $50,000 from the investment in GEAM.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $24,000 during the first quarter of 2012, as compared to $667,000 for the first quarter of 2011.   Cash inflows of $24,000 during the first quarter of 2012 were realized from the exercise of stock options.  Cash inflows during the first quarter of 2011 were the result of $838,000 proceeds from the equity private placement, $75,000 from warrants exercised and $36,000 from stock options exercised, partially offset by share issuance costs of $125,000, repayment of notes payable of $100,000 and interest payment of $57,000.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period and should not be relied on to predict future performance.

Quarter ended	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011		Mar 31, 2011		Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
	(in thousands of Canadian dollars, except per share amounts)
Revenues	$230	$212	$203	$187		$183		$176	$132	$124
Other income:
Income from GE Asset Manager	18	15	18	1		35		11	4	7
Operating expenses:
General and administrative	436	362	351	585		372		391	311	351
Customer service and technology	166	183	181	181		181		184	174	184
Sales and marketing	27	51	75	65		69		54	42	41
Stock-based compensation	343	248	372	1,170		83		143	77	104
Depreciation	11	12	8	6		6		6	5	5
Total operating expenses	983	856	987	2,007		711		778	609	685
Loss from operations	(735)	(629)	(766)	(1,819)		(493)		(591)	(473)	(554)
Finance costs:
Interest on notes payable and secured subordinated notes	-	10	20	28		45		54	39	32
Accretion of secured subordinated notes	-	21	34	33		36		32	29	28
Total finance costs	-	31	54	61		81		86	68	60
Other expenses (income) :
Gain on settlement of debt	-	-	-	-		-		-	(57)	-
Provision for impaired investment	-	-	-	-		-		-	544	-
Total other expenses	-	-	-	-		-		-	487	-
Loss and comprehensive loss for the period	$(735)	$(660)	$(820)	$(1,880)	$	(574)	$	(677)	$(1,028)	$(614)
Loss per share - basic and diluted	$(0.003)	$(0.003)	$(0.004)	$(0.010)		$(0.003)		$(0.004)	$(0.006)	$(0.004)

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

RECONCILIATION OF LOSS TO OPERATIONAL EBITDA (1)

Quarter ended	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011		Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
	(in thousands)
Loss for the period, as per above	$(735)	$(660)	$(820)	$(1,880)	$	(574)	$(677)	$(1,028)	$(614)
Reconciling items:
Stock-based compensation	343	248	372	1,170		83	143	77	104
Depreciation	11	12	8	6		6	6	5	5
Interest expense	-	31	54	61		81	86	68	60
Provision for impaired investment	-	-	-	-		-	-	544	-
Gain on settlement of debt	-	-	-	-		-	-	(57)	-
Non-recurring professional fees	25	-	-	235		-	-	-	-

OPERATIONAL EBITDA	$(356)	$(369)	$(386)	$(408)	$	(404)	$(442)	$(391)	$(445)

(1)
Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

ACQUISITION OF BUSINESSES
On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision Online Media Inc. (“Envision”), a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kahootkids! Inc., a group discount and community portal targeting young families with kids.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be earned over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combination, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment to be $134,000 based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

The consideration transferred and acquisition date fair values assigned to assets acquired and liabilities assumed are as follows:

Total Purchase Price:
Amount
(in thousands)
Cash	$100
Common shares (7,778,000 at $0.12 per share)	933
Net present value of estimated future payments	134
$1,167

Acquisition Date Fair Values:

Amount
(in thousands)
Cash	$2
Short-term investments	40
Accounts receivable	82
Other current assets	15
Capital assets	8
Accounts payable	(107)
Other current liabilities	(33)
Total net assets	7
Unallocated purchase price	1,160
$1,167

Envision’s customer base, technological expertise and geographic reach are all highly synergistic to Northcore’s stated objectives of expansion within the Social Commerce arena.  In addition, the skill set of the Envision team is completely complementary to Northcore and will allow the conjoined entity to target a new tier of business development opportunities.

The unallocated purchase price of $1,160,000 represents the excess of purchase price over the fair values of net assets acquired.  The unallocated purchase price will be allocated to appropriate accounts pending final determination by independent third party valuation of the fair values of assets acquired and liabilities assumed.

Acquisition related costs in the amount of $25,000 were expensed as incurred.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

RELATED PARTY TRANSACTIONS

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash.

During the quarter ended March 31, 2012, the Company recorded consulting fees in the amount of $15,000 (March 31, 2011 - $15,000) to related parties.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of equity private placements, convertible debentures, options and warrants exercises, sales of equity to and investments from strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $101.2 million from debt and equity financing and has realized $25.8 million in gains on investment disposals. The Company has not earned profits to date and at March 31, 2012, has an accumulated deficit of $123.7 million.  The Company expects to incur losses further into 2012 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $1,855,000 exceeded current liabilities of $903,000 by $952,000 at the end of the first quarter of 2012.  Current assets of $1,987,000 exceeded current liabilities of $415,000 by $1,572,000 at the end of the fourth quarter of 2011.

Cash decreased by $280,000 to $1,480,000 as at March 31, 2012 from $1,760,000 as at December 31, 2011.  This decrease in cash was the result of the activities described in the Results of Operations section above.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

CONTRACTUAL OBLIGATIONS

As at March 31, 2012, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Remainder of 2012	2013	2014	2015	2016
	(in thousands)

Operating leases	$403	$117	$156	$130	$-	$-
License agreements	150	50	50	50	-	-
	$553	$167	$206	$180	$-	$-

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2011.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The accompanying unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary to the carrying value of assets and liabilities, the reported net losses and the financial position classification used.

The continued existence beyond March 31, 2012 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the assumptions utilized in these unaudited condensed interim consolidated financial statements.  Significant estimates made by the Company

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

include the determination of the recoverable amount of intangible assets, the useful lives of property and equipment for depreciation purposes, amounts recorded as accrued liabilities, valuation of stock-based payments and the expected requirements for non-operational funding.  Actual results could differ from these estimates.

The Company determines the fair value of stock-based compensation using the Cox-Rubinstein binomial valuation model, which requires management to make assumptions regarding the volatility rate, risk free interest rate, average share price, expect term and dividend yield.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment.  As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2011.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.

Revenue from the rendering of services is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The risks and rewards of ownership have been transferred to the buyer;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

•	Application Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

•	Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services.  Customers are charged a fee based on time and expenses.  Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

•	Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers.  The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee.  If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

•	Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

•	Multiple Deliverable Revenue Arrangements
The Company also enters into transactions that represent multiple elements arrangements, which may include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings.  These multiple element arrangements are assessed to determine whether they can be sold separately in order to determine if they can be treated as more than one unit of accounting or element for the purpose of revenue recognition.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by vendor-specific objective evidence or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

NORTHCORE TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012 and 2011
Dated: May 11, 2012

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

•
IFRS 13, Fair Value Measurement was issued by the IASB in May 2011.  IFRS 13 establishes new guidance on fair value measurement and disclosure requirements for IFRSs and U.S. generally accepted accounting principles (GAAP).  The guidance, set out in IFRS 13 and an update to Topic 820 in the FASB’s Accounting Standards Codification (formerly referred to as SFAS 157), completes a major project of the boards’ joint work to improve IFRSs and US GAAP and to bring about their convergence.  The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

•
IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

NORTHCORE TECHNOLOGIES INC.
CORPORATE DIRECTORY

CORPORATE OFFICES

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario
M9B 6C7

Toll free: 1 888 287 7467
Email: nvestor-relations@northcore.com
Website: www.northcore.com

Envision Online Media Inc.
1150 Morrison Drive, Suite 201
Ottawa, Ontario
K2H 8S9

Website: www.envisiononline.ca

SHARES OUTSTANDING

As at March 31, 2012:
234,625,479 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, Ontario, M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

AUDITORS

Collins Barrow Toronto LLP
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7

© 2012 Northcore Technologies Inc.